SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. y A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter dated March 10, 2015 filed with the Comision Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

By letter dated March 10, 2015 and in reference to the end of the Public Auction Period of the Notes Class XIX and XX issued by the Company,  we attach the following financial information missing in the Pricing Supplement dated March 3, 2015.

Notes Class XIX
  Amount Issued: ARS 187,028,000
  Initial Applicable Exchange Rate: ARS 8.7547 = 1USD
  Issuance Price: 100.00% face value
  Mixed Interest Rate: Starting with a 27.5% fixed interest rate for the first twelve (12) months from the issuance date, following subsequently a BADLAR+350bps variable interest rate until maturity.
  Issuance Date: March 13, 2015
  Maturity Date: September 13, 2016
  Interest Installments: Quarterly payments starting June 15, 2015.
  Principal Installments: September 13, 2016
Notes Class XX
  Amount Issued: USD 18,206,853
  Initial Applicable Exchange Rate: ARS 8.7547 = 1USD
  Issuance Price: 104.0% face value
  Fixed Interest Rate: 2.5%
  Issuance Date: March 13, 2015
  Maturity Date: March 13, 2017
  Interest Installments: Quarterly payments starting June 15, 2015.
  Principal Installments: March 13, 2017.
Additionally we report that the Company recieved orders for almost 2.35 times the maximum amount.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
March 11, 2015